

TO'AK CHOCOLATE

Invest in the Future of Chocolate

toakchocolate.com Chicago, IL Ecommerce Retail B2C

Highlights

1. >> 59% year-over-year growth

2. >> Featured in NY Times, Smithsonian Magazine, Wine Spectator, and hundreds of global publications

3. >> Positioned to disrupt the premium chocolate market, projected to reach $67bn by 2031

4 >> To'ak is an authentic luxury brand with the ability to command significant gross profit margins

5 >> Positive revenue growth in every year since launch, reaching nearly $1m in revenue in 2023

6 >> Pioneers of fully regenerative chocolate

7 >> Gordon Ramsay rates To'ak chocolate as the best

Featured Investors

Ground Up Investing

Invested $325,000

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Ground Up Investing funds high-impact enterprises that unlock the potential of agribusinesses and startups committed to driving systemic change for marginalized participants in rural markets.
groundup-investing.com

"To'ak specializes in elevating cacao from a commodity to a sought-after luxury item, demonstrating their mastery in conservation, storytelling, branding, and market penetration."

Wedgetail

Invested $100,000

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Wedgetail was founded by Lisa Miller to bridge the gap to 2030. They finance nature-positive projects to accelerate the Earth's regeneration — and show others it can be done.
wedgetail.vc

"To'ak has disrupted the chocolate industry through building its own model for

managing the land, building supply chains and ensuring quality. Their business model highlights the inherent value of natural diversity and celebrates the artistry of skilled craftsmanship."



Maureen Mcnellis (Lead Investor)

Invested $5,000

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"I'm investing in Toak because they are at the forefront of revolutionizing the chocolate industry with regenerative agriculture. Their innovative approach not only produces premium cacao but also restores degraded agricultural lands, transforming them into thriving ecosystems. Toak is making a significant impact on both the environment and local communities. This investment aligns with my values of sustainability and responsible stewardship, supporting a company that prioritizes the planet while delivering exceptional products."

Our Team



Dennise Valencia Co-founder & CEO

Focused on building and supporting sustainable businesses with strong social and environmental values where people love to work and dream of a better future.



Carl Schweizer Co-founder, Branding & Design Director

Accomplished and award-winning branding architect. Joined To'ak after a career of leading brand development for startup, nonprofit, humanitarian, as well as fortune 500 corporations. Authentic brand strategy champion.



James Le Compte Director, Sales & Marketing

Director and former CEO of To'ak. James has a keen eye for product innovation and social impact. Over the past 25 years James has led three diverse businesses, one of which has gone public.



Gerald Toth Co-Founder & Director



Jerry is a rainforest conservationist, chocolate entrepreneur, and independent filmmaker primarily based in Ecuador. In 2007, he co-founded Third Millennium Alliance (TMA), a conservation organization working to restore the Pacific Forest of Ecuador.



Jacob Lopata Executive Chair & Senior Advisor for Strategy Planning

Jacob is an entrepreneur with 25 years of C-suite experience. Jacob was the founder and CEO of The Space Launch Corporation, where he implemented a development strategy that led to the awarding of contracts totaling $26M with the US Department of Defense.



Charles Michel Chief Innovation Officer

Charles Michel is a renowned Colombian-French food educator, experience designer, and community catalyst, blending expertise in culinary arts, experimental psychology, and human-centered design to inspire transformative change.

We're a chocolate brand on a mission


TO'AK
The Future of Chocolate
Invest in nature and a growing business
Join To'ak in our mission to reimagine a chocolate industry that celebrates and rewards nature, farmers and consumers.




TO'AK
TO'AK
PALO SANTO
6
TO'AK
MINI BAR SELECTION



Investing in Chocolate & Nature

Creating an aspirational, yet accessible, luxury brand requires significant resources, innovation, and unwavering determination. The past decade has seen To'ak and its supporters build a business that reached nearly $1M in revenue in 2023. With a rapidly growing customer base and an established distribution network, we're poised to take advantage of these positive trends by tweaking existing products and launching a suite of more affordable products that can be produced efficiently at higher scale.

In addition to bolstering our financial performance, the new collections of accessible luxury products will expand the positive impact To'ak is having on biodiversity and the lives of smallholder farmers. To'ak is creating the future business model for the chocolate industry and showcasing the power of nature-positive businesses. We invite you to join us in forging a lasting and positive legacy brand.

— The To'ak Leadership Team.



Our Story


TO'AK

To'ak was born in 2013 from a rainforest conservation project in Ecuador with the goal of becoming the world's first luxury dark chocolate brand. To'ak uses the rarest and most prized cacao variety

to make extremely limited editions of single-origin Ecuadorian dark chocolate, while also pioneering the art and science of aging chocolate.

Today To'ak is working to expand its product lines with innovative new offerings that will make some of the world's best chocolate accessible to a broader market. We are doing this by using our knowledge to cost-effectively source cacao in bulk at prices that accurately reflect its high quality and conservation value.

We are also the world's first chocolate producer to map and pay farmers a biodiversity price premium. This private market force has given rise to the Regenerative Cacao movement in the Capuchin Corridor of Ecuador.


© To'ak International Inc.

Highlights

- To'ak has built an innovative and respected luxury brand.
- Improvements to our website, investment in marketing, and the launch of an affordable luxury chocolate line (Alchemy collection, at a 16$ price point) has driven 59% revenue growth year over year.
- In 2023 To'ak reached nearly $1m in revenue.
- This investment round will unlock full profitability and growth through:
  - Increase margins through company-wide cost optimization measures.
  - More efficient and expanded operations to allow for an increase in production to meet increasing demand.
  - A pipeline of innovative flavors below the $10 price point.
- To'ak always has and always will be driven by strong ethics. Revenue growth will deliver a ninefold increase in the number of farmers we pay (the highest prices on the continent) and the number of farms practicing regenerative agriculture and biodiversity management.


© To'ak International Inc.

Our Why

We envision a world in which eating chocolate **regenerates nature.**



Photo: Co-Founders Jerry (center),
Dennise & Carl (with their daughter Luna)




TO'AK
KAMPOT PEPPER
6

Pioneers

Crafting the Future of Chocolate from soil to flavor

- **A Legendary Cacao:** Born from a rainforest conservation project, our chocolates are made from one of the rarest and most prized cacao varieties in the world—Ancient Nacional.
- **Conservation:** Our Genetic Bank Project is leading the conservation of this treasured cacao variety, once considered on the brink of extinction.
- **A Blueprint for Regenerative Chocolate**: We are spearheading the world's first biodiversity premium pricing model for cacao farming.
- **Social Impact:** We pay farmers the highest price on the continent—between 3-8x the local farmgate price.
- **Flavor Innovation**: We have challenged conventional beliefs and techniques about how chocolate should be made for over a decade.
- **Chocolate Aging:** As for fine wine and spirits, we age chocolate in specialty casks to develop subtle and unique flavors.
- **Art:** Our packaging is an award-winning work of art, made entirely in Ecuador by local artisans trained by us.
- **Authenticity:** Our chocolate is entirely made in Ecuador which was recently declared the birthplace of cacao some 5,000+ years ago.

Stages of Growth

To'ak has staged its growth according to the maturity of the luxury chocolate industry and prior investment rounds.

1. Build a world renowned brand
2. Create a standard for ethical supply chains
3. Develop the distribution channels
4. Innovate products that represent the true cost of food (living wages, biodiversity etc.)
5. Optimize processes + Plug new scalable and affordable products into existing distribution channels to achieve growth targets

2013-2015
$400k
Founders Capital

2017-2018
$450k
Family & Friends

2021
$575k
SeedCapital

End of 2023
Nearly $1m in annual revenue

The Market



Market Dynamics (ultra-premium chocolate)

- Increasing popularity of Limited-Edition and Ultra-Premium Chocolates drives the global market.
- The global premium chocolate industry was valued at USD 30.40 billion in 2022. It is projected to reach USD 67.96 billion by 2031, growing at a CAGR of 9.35%.

Distribution to target market:

- Due to current (high) price points and production bottle-necks To'ak is only stocked in 112 specialty food stores in the USA — representing 6% of our distributor's reach.
- With improved product-market fit and more efficient production processes, **To'ak can access more than 2,000 retail points of sale** with our current distribution partner.

To'ak customers surveyed by Cal Poly indicated:

- Factors such as Preserving biodiversity, Crafted from the rarest & most prized cacao variety, and Providing a tasting experience to be extremely desirable factors in their purchase decisions.
- 95.82% agreed that To'ak's chocolate products are of high to extremely high quality.
- 91.88% said they probably will, or definitely will, buy a To'ak product in the next year.



Source: Straights Research

The Challenge

Designing Chocolate that Regenerates Nature

Did you know that **Dark Chocolate is made of the plant crop that produces most GHG emissions** across the global food supply chain? Almost 5kg of emissions per 100gr bar of Chocolate*.

Yes, more than Coffee, Palm oil, Olive Oil, Dairy Cows, all Fish and Animal Produce, and is **only surpassed by Beef grown for meat**.

Dark Chocolate's massive footprint is owed in majority to Land Use Change, i.e. **most of the chocolate you have ever eaten in your life was made from hybrid cacao varieties designed for monoculture, and grown on deforested land**.

We aim for our Flavor Innovation strategy and our Low-Carbon Supply Chain, born from conservation efforts, to pioneer towards the development of **a truly regenerative supply chain, revealing the True Cost of Chocolate**.

*that is, 10 pounds of emissions per 3.5oz chocolate bar


Food: greenhouse gas emissions across the supply chain
Our World in Data
Greenhouse gas emissions[1] are measured in kilograms of carbon dioxide-equivalents (CO_2eq)[2] per kilogram of food.
Land use change
Farm
Animal feed
Processing
Transport
Retail
Packaging
Losses
Beef (beef herd) 99 kg
Dark Chocolate 47 kg
Lamb & Mutton 40 kg
Beef (dairy herd) 33 kg
Coffee 29 kg
Shrimps (farmed) 27 kg
Cheese 24 kg
Fish (farmed) 14 kg
Pig Meat 12 kg
Poultry Meat 9.9 kg
Palm Oil 7.3 kg
Olive Oil 5.4 kg
Eggs 4.7 kg
Rice 4.5 kg
Sunflower Oil 3.6 kg
Groundnuts 3.2 kg
Cane Sugar 3.2 kg
Tofu 3.2 kg
Milk 3.2 kg
Tomatoes 2.1 kg
Wine 1.8 kg
Maize 1.7 kg
Wheat & Rye 1.6 kg
Peas 0.98 kg
Bananas 0.86 kg
Data source: Joseph Poore and Thomas Nemecek (2018).
OurWorldInData.org/environmental-impacts-of-food | CC BY

Source, Our World In Data - https://ourworldindata.org/grapher/food-emissions-supply-chain

Regenerative Cacao

Crafting a blueprint for ethical chocolate supply chain

Cacao trees are naturally adapted to survive and thrive in the understory of tropical forest. In other words, they grow well in the shade of bigger trees. Therein lies the advantage of cacao farming in the realm of tropical forest restoration.

Cacao trees can be planted in combination with a diverse array of other food-producing trees and native trees. In addition, this means lower bitterness cacao, and **chocolate that is free from deforestation**.


TO'AK & TMA
Monoculture Cacao
Regenerative Cacao

To'ak and TMA have been pioneering **regenerative cacao** farming models since 2014.




TO'AK
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Fine Craft meets groundbreaking innovation


© To'ak International Inc.


Alchemy
al·che·my \ˈalkəmē\ n:
a seemingly magical process of transformation or creation.




TO'AK

Product Portfolio

Introducing the To'ak product portfolio!

We offer a range of rare, accessible luxury chocolates to meet any budget.

Future product development will include an even more affordable line that the company can produce efficiently at scale.



Masters Series — In collaboration with Ecuador's most celebrated artists. $490 plus



Reserve — Our flagship collection, presented in an elegant hand- crafted wooden box. $200 - $220



Signature — Luxurious chocolate in elegant yet minimalist packaging. $38 - $65



Essentials — Heirloom organic cacao powder and drinking chocolate for everyday use. $22 - $28



Alchemy — Imaginatively flavored chocolate bars that redefine the boundaries between food, culture, and ecological consciousness. $15



Alchemy Mini — Same chocolate, more accessible. $7.50



Chocolate Rocks — Heavenly snackable bites. $8

Growth Drivers


TO'AK

Alchemy Mini - $7.50


TO'AK
HEIRLOOM
Chocolate Rocks
HEIRLOOM
Chocolate Rocks

Chocolate Rocks - $8.00

What the world says about To'ak

> "To'ak chocolate is the finest chocolate we've ever used."
> — Jessica Shelton, Culinary Liaison at The Restaurant at Meadowood, a **Three Michelin Star** restaurant in Napa Valley

> "To'ak treats chocolate-making with the same care and precision that goes into bottling a fine wine, or distilling a small-batch whiskey."
> — Marissa Conrad, **Forbes** Magazine

> It's kind of dazzling.
> — Owen Dugan, food critic with **Wine Spectator** and **Cigar Aficionado**

Gordon Ramsay rates To'ak as the best chocolate.


CHOCOLATE

> "To'ak is the Tolstoy of chocolate story-telling."
> — Oded Brenner, New York City's king of chocolate

> "...fabulous, deep-flavored chocolate, like nothing I've experienced before. 'Experience' is the operative word."
> — Irene Virbila, award-winning restaurant critic and wine columnist for the **Los Angeles Times**

★★★★★
"Amazing service and amazing chocolate!"
- Davide P. (Returning Customer)

★★★★★
"I ordered four chocolates and they blew my mind"
- Anthony M. (Returning Customer)



Distribution Channels

To'ak has built a solid platform for growth with further opportunities on the horizon. Several existing distribution channels have significant room for growth.

Current channels include:

- D2C with US-based fulfillment partner
- B2B with A Priori Specialty Food (largest distributor of craft chocolate in the USA)
- Distribution partners in the EU, Switzerland &
- Luxembourg, Singapore, and China.
- Flagship retail partners such as Harrods, who chose To'ak as


Harrods
© To'ak International Inc.

one of the 3 non-Harrods brands to be sold at the store.

New growth will be driven through:

- D2C & distribution channel optimization
- Corporate Gifting
- Opening new markets (Middle East, Asia, EU)

Corporate Gifting

1 Recent Corporate Gifting Clients:

MERCURY
BENTLEY
LAMBORGHINI
SHANGRI-LA HOTELS and RESORTS
Robb Report

Since prioritizing the corporate gifting industry, To'ak has secured high-margin sales with a number of high-profile brands (1). Having identified a strong product-market fit, we are now turning our attention to gifting platforms to scale this channel (2).

2 Gifting Platforms partners:

uncommon goods
CAROO




© To'ak International Inc.

Press Hits & Brand Partners

NATIONAL GEOGRAPHIC · The New York Times · CONDÉ NAST · Los Angeles Times · CNBC

Wine Spectator · cigar aficionado · Smithsonian · News · Forbes · FORTUNE

Robb Report · BBC · AP Associated Press · THE WALL STREET JOURNAL. · REUTERS

"Our team absolutely loved the gifts we sent from To'ak and almost a year later continue to rave about the exceptional products. If you're looking for something one-of-a-kind, you have come to the right place."
— Keith Caterina, Director of Corporate Access at Cowen

"The tasting as well as the story-telling around To'ak have been really appreciated by all our clients."
— Alexis Perroton, Marketing and Communication, Director Cartier HK

Harrods · tv+ · TIFFANY & CO. · BENTLEY · ROLLS ROYCE · LOUIS XIII · Ferrari · Hennessy

THE RITZ-CARLTON BEIJING · MERCURY · Mercedes-Benz · Cartier · LAMBORGHINI · SHANGRI-LA

D2C Trends & Strategies

D2C Trends & Strategies

2023 Year in Review
Figures are for the second half of 2023 calendar year vs the same period in 2022:

- Revenue 96%
- Online Sessions 76%
- Total Orders 97%
- Returning Customer Rate: 19%

Strategies
Our continued focus on D2C growth includes a focus on:

- More affordable product (capturing more customers)
- Launching a Rewards Program
- Upsell and post-purchase offers
- Regular email & SMS marketing campaigns and automation


omnisend
Stay Ai
shopify
Rediscover chocolate
REBUY
Okendo

Financials & Growth Trajectory

	2019	2020	2021	2022	2023	2024	2025
Revenue	$224,212	$402,775	$668,429	$596,097	$947,927	$1,300,000	$1,690,000
Cost of Sales	$74,667	$77,909	$281,087	$614,487	$629,374	$652,134	$749,954
Gross Profit	$149,545	$324,866	$387,342	($18,390)	$318,553	$647,866	$940,046
Operating Expenses	$256,810	$386,761	$500,888	$443,664	$274,690	$492,775	$640,608
EBITDA	($107,265)	($61,895)	($113,546)	($462,053)	$43,863	$155,091	$299,438



Notes:

- FY 2022 included significant investments in equipment, product development, and website upgrades.
- Projected to reach full profitability by the end of FY2024.
- In FY 2023 the leadership team chose to not take salaries, only nominal stipends.

Forward-looking projections cannot be guaranteed.

Beyond Chocolate

Successful Proof of Concept
Chicago, IL Summer 2023

We are driven by a desire to inject meaning into everyday life by creating healthy food and beverage rituals that inspire and align with the lifestyles and values of the mindful consumer.

We plan to express this desire in the



future by establishing a unique, mission driven cacaofruit-based cafe & market dedicated to reducing food waste and supporting biodiversity.

Our cafe will offer:

- A warm, inviting space
- A healthy alternative to coffee
- Delicious snacks & beverages
- The rarest variety of cacao
- An enlightened cafe experience


ALCHEMY

Leadership Team



Dennise Valencia
Co-founder & Co-CEO



Carl Schweizer
Co-founder & Chief Branding Officer



James Le Compte
Partner & Co-CEO



Jerry Toth
Co-founder & Conservation



Charles x Michel
Partner & Chief Innovation Officer



Jacob Lopata
Senior Advisor for Strategic Planning



Anny Lee
Partner & General Counsel

Ecuadorian Team

We envision a world in which nature is the ultimate expression of luxury.

Our entire Ecuadorian-based team is dedicated to the preservation of ancient cacao and is working to help transform the way the world experiences chocolate.

This is far more than a business, it is also a way of life that we are working hard to secure.



Our Backers



Cameron Adams
Co-founder Canva & Wedgetail Ventures



Lisa Miller
CEO and Founder Wedgetail Ventures



Charles x Michel
Public Figure, Innovator, Food Educator

Institutional Investors

Wedgetail Ventures

Ground Up Investing

TO'AK®

Join the future of chocolate now.



